EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of CV Therapeutics, Inc. for the registration of an aggregate amount of $300,000,000 of debt securities, preferred stock, common stock or warrants or any combination thereof, and to the incorporation by reference therein of our report dated February 11, 2003 (except for Note 12, as to which the date is March 25, 2003) with respect to the consolidated financial statements of CV Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/  ERNST & YOUNG LLP

Palo Alto, California

October 2, 2002